Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

TNP Strategic Retail Trust, Inc.:

We consent to the incorporation by reference in the Pre-Effective Amendment No. 1 to post-effective amendment No. 13 to the registration statement (No. 333-154975) on Form S-11 of TNP Strategic Retail Trust, Inc. of our report dated March 31, 2011 (except for notes 10 and 12, as to which the date is March 30, 2012), with respect to the consolidated balance sheet of TNP Strategic Retail Trust, Inc. and subsidiaries as of December 31, 2010, and the related consolidated statements of operations, equity, and cash flows for the year ended December 31, 2010, and the 2010 information in the financial statement schedule III, which report appears in the December 31, 2011 annual report on Form 10-K of TNP Strategic Retail Trust, Inc. We further consent to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Irvine, California

August 29, 2012